Exhibit 99.(a)(2)

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

On October 28, 2003, the Auction Market Preferred Stock (“AMPS”) Pricing Committee of the Board of Directors adopted the following amendments to the Charter of the Aberdeen Asia-Pacific Income Fund, Inc.:

1.                                   The definition of “AMPS Interest Rate Swap” in paragraph 1(a) of Article Sixth of the Charter is hereby amended to read in its entirety:

“AMPS Interest Rate Swap” means a contractual agreement whereby the Corporation contracts with an Eligible AMPS Interest Rate Swap Counterparty to engage, for a period of time not to exceed five years, in an interest rate swap with a notional value of up to 100% of the value of the aggregate liquidation preference of all of the AMPS (in any and all series) Outstanding at the time the interest rate swap commences.  The Corporation may not enter into an AMPS Interest Rate Swap if, once the transaction has been consummated, the total of all outstanding AMPS Interest Rate Swaps have a notional value of more than 100% of the aggregate liquidation preference of all of the AMPS (in any and all series) then Outstanding.  If the Corporation fails to maintain the AMPS Basic Maintenance Amount (as required by paragraph 7 hereof) as of each Valuation Date, and will not be able to cure such failure by the AMPS Basic Maintenance Cure Date, the Corporation must terminate any then-outstanding AMPS Interest Rate Swaps by the close of business on the AMPS Basic Maintenance Cure Date.  If any of the shares of AMPS are redeemed by the Corporation for any reason other than the failure to maintain the AMPS Basic Maintenance Amount, the Corporation must terminate a portion of the then outstanding AMPS Interest Rate Swaps in the amount necessary to assure that the total of all outstanding AMPS Interest Rate Swaps have a notional value of not more than 100% of the aggregate liquidation preference of all of the AMPS (in any and all series) Outstanding following the redemption of AMPS.  Assets segregated or earmarked by the Corporation to cover the AMPS Interest Rate Swaps may not be included in the determination of Eligible Portfolio Property.

2.                                       The line item for AMPS Interest Rate Swaps in the table in the definition of “Discount Factor” in paragraph 1(a) of Article Sixth of the Charter, and the related footnotes to the table, are hereby amended to read in their entirety as follows:

Issue Size	Term to Maturity	Moody’s Discount Factor	S&P Discount Factor
AMPS Interest Rate Swaps:
<= 100% liquidation value of outstanding AMPS	<= 5 years	1.18/1.22/1.39(8)	1.0526(9)

(8)                                  With respect to Moody’s, the discount factor of 1.18 will be applied when the Eligible AMPS Interest Rate Swap Counterparty is rated Aaa, the discount factor of 1.22 will be applied when the Eligible AMPS Interest Rate Swap Counterparty is rated Aa1 - Aa3, and the discount factor of 1.39 will be applied when the Eligible AMPS Interest Rate Swap Counterparty is rated A1 - A3, in each case to the extent the AMPS Interest Rate Swap is “in the money” based on the then-current marked to market valuation of the AMPS Interest Rate Swap provided by the Eligible AMPS Interest Rate Swap Counterparty.  To the extent that the AMPS Interest Rate Swap is “out of the money,” 100% of the Market Value of the AMPS Interest Rate Swap will be deemed a current liability of the Corporation for purposes of calculating the AMPS Basic Maintenance Amount and will not be included in Eligible Portfolio Property.

(9)                                  With respect to S&P, to the extent the AMPS Interest Rate Swap is “in the money” based on the then-current marked to market valuation of the AMPS Interest Rate Swap provided by the Eligible AMPS Interest Rate Swap Counterparty, the discount factor in the table should be applied.  To the extent that the AMPS Interest Rate Swap is “out of the money,” 100% of the Market Value of the AMPS Interest Rate Swap will be deemed a current liability of the Corporation for purposes of calculating the AMPS Basic Maintenance Amount and will not be included in Eligible Portfolio Property.

3.                                       The definition of “Eligible AMPS Interest Rate Swap Counterparty” in paragraph 1(a) of Article Sixth of the Charter is hereby amended to read in its entirety:

“Eligible AMPS Interest Rate Swap Counterparty” means (i) with respect to S&P, a counterparty with at least an A- long-term rating from S&P, provided, however, that any counterparty with a long-term rating from S&P of A or below must also have a short-term rating from S&P of at least A-1; and further provided that a counterparty shall be deemed to have any higher long-term or short-term rating(s) assigned by S&P to any guarantor(s) of the counterparty’s obligations under a swap agreement; and (ii) with respect to Moody’s, a counterparty with at least an A3 long-term rating from Moody’s.  In the event that an Eligible AMPS Interest Rate Swap Counterparty’s ratings are downgraded below the respective levels set forth in the previous sentence, the counterparty will cease to be an Eligible AMPS Interest Rate Swap Counterparty and the counterparty must be replaced promptly.  In the event that an Eligible AMPS Interest Rate Swap Counterparty terminates a swap early for reasons related to its rating status (other than a downgrade), the counterparty will cease to be an Eligible AMPS Interest Rate Swap Counterparty and the counterparty must be replaced promptly.

4.                                       The definition of “AMPS Basic Maintenance Amount” in paragraph 1(a) of Article Sixth of the Charter is hereby amended to read in its entirety:

“AMPS Basic Maintenance Amount” means, as of any Valuation Date, the dollar amount equal to the sum of (i) the product of the number of shares of AMPS outstanding on such Valuation Date multiplied by the sum of (A) $25,000 and (B) any applicable redemption premium attributable to the designation of a Premium Call Period; (ii) the aggregate amount of cash dividends (whether or not earned or declared) that will have accumulated for each share of AMPS Outstanding, in each case, to (but not including) the end of the current Dividend Period that follows such Valuation Date; (iii) the aggregate Projected Dividend Amount; (iv) the aggregate principal amount of any then-outstanding indebtedness of the Corporation for money borrowed; (v) the amount of anticipated expenses of the Corporation for the 90 days subsequent to such Valuation Date; (vi) the aggregate amount of termination values (equivalent to the present value of future cash flows over the remaining life of the contract) for each AMPS Interest Rate Swap then in effect; and (vii) the greater of $50,000 or the Corporation’s current liabilities as of such Valuation Date not otherwise reflected in any of (i) through (vi) above.

5.                                       The following sentence is added immediately before the last sentence of the definition of “Eligible Portfolio Property” in paragraph 1(a) of Article Sixth of the Charter

“Notwithstanding the above, no asset that is then segregated to cover an AMPS Interest Rate Swap may be deemed to be Eligible Portfolio Property.”